Pricing Term Sheet	Filed pursuant to Rule 433
dated as of April 23, 2009	Registration File No. 333-142462
Supplementing the Preliminary
Prospectus Supplement
dated April 22, 2009
Old Republic International Corporation
Offering of
$275,000,000 aggregate principal amount of
8.00% Convertible Senior Notes due 2012
(the “Convertible Senior Notes Offering”)
The information in this pricing term sheet relates to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated April 22, 2009, including the documents incorporated by reference therein, and (ii) the related base prospectus dated April 30, 2007, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Old Republic International Corporation, a Delaware corporation.

Ticker / Exchange for Common Stock:	ORI / The New York Stock Exchange (“NYSE”).

Trade Date:	April 23, 2009.

Settlement Date:	April 29, 2009.

Notes:	8.00% Convertible Senior Notes due 2012.

Aggregate Principal Amount Offered:	$275 million aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $41.25 million of additional aggregate principal amount of Notes to cover overallotments, if any).

Public Offering Price:	$1,000.0 per Note / $275 million total.

Underwriting Discounts:	$27.5 per Note / $7.6 million total.

Proceeds, Before Expenses, to the Issuer:	$972.5 per Note / $267.4 million total.

Maturity:	The Notes will mature on May 15, 2012, subject to earlier repurchase or conversion.

Annual Interest Rate:	8.00% per annum.

Interest Payment and Record Dates:	Interest will accrue from April 29, 2009, and will be payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2009, to the person in whose name a Note is registered at the close of business on May 1 or November 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Last Reported Sale Price on April 23, 2009:	$9.60 per share of the Issuer’s common stock.

Conversion Premium:	20.0% above the NYSE Last Reported Sale Price on April 23, 2009.

Initial Conversion Price:	Approximately $11.52 per share of the Issuer’s common stock.

Initial Conversion Rate:	86.8056 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:	The Issuer estimates that the proceeds from this offering will be approximately $267.4 million ($307.6 million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriting fees and discounts and before estimated expenses. The Issuer intends to use approximately $112.5 million and $30.0 million of the net proceeds of the offering to increase the capital of the general and title insurance business segments, respectively, in order to support future growth opportunities. The Issuer also plans to use approximately $100.0 million to repay commercial paper with maturities ranging from 30 to 90 days that as of April 23, 2009, carried interest rates ranging from 1.5% to 3.1%. The Issuer expects to use the remaining net proceeds for general corporate purposes. Pending application for the foregoing purposes, the net proceeds from this offering will be invested in short-term interest bearing instruments or other investment grade securities.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose initially to offer the Notes at a price of 100% of the principal amount of Notes, plus accrued interest from the original issue date of the Notes, if any, and to dealers at a price less a concession not in excess of 1.65% of the principal amount of the Notes, plus accrued interest from the original issue date of the Notes, if any.

The following table shows the public offering price, underwriting discount and proceeds before expenses (which expenses, not including the underwriting discount, are estimated to be $560,000 and are payable by the Issuer) to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option
Public offering price	$1,000.0	$275,000,000	$316,250,000
Underwriting discount	$27.5	$7,562,500	$8,696,875
Proceeds, before expenses, to the Issuer	$972.5	$267,437,500	$307,553,125

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (55%) and J.P. Morgan Securities Inc. (30%)

Co-Manager:	Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (3.75%), Keefe, Bruyette & Woods, Inc. (3.75%), KeyBanc Capital Markets Inc. (3.75%) and Raymond James & Associates, Inc. (3.75%)

CUSIP Number:	680223 AF1

Adjustment to Shares Delivered Upon Conversion Upon
a Make-whole Fundamental Change:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$9.60	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00
April 29, 2009	17.3610	14.6694	6.0104	3.7392	2.5978	2.0941	1.7603	1.5210	1.3407	1.1997	1.0865
May 15, 2010	17.3610	14.4800	4.7279	2.5795	1.7682	1.4200	1.1883	1.0222	0.8972	0.8000	0.7217
May 15, 2011	17.3610	13.2255	2.7321	1.2881	0.9360	0.7555	0.6364	0.5509	0.4865	0.4357	0.3954
May 15, 2012	17.3610	13.1944	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $9.60 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the conversion rate exceed 104.1666 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated April 22, 2009.
The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, 1-866-500-5408 or J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002.
This communication should be read in conjunction with the preliminary prospectus supplement dated April 22, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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